Filed Pursuant to Rule 424(b)(3)

Registration No. 333-123285

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated June 14, 2005

to Prospectus Dated April 18, 2005

INTRODUCTION

This is a Supplement to the Prospectus dated April 18, 2005 (the “Prospectus”), for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement describes changes affecting the Small-Cap Equity Fund expected to be effective on or about July 1, 2005.

Generally, unless otherwise defined in this Supplement, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus, which either accompanies this Supplement or previously has been sent to you. Upon written or oral request, State Street Bank and Trust Company of New Hampshire (“State Street”), a subsidiary of State Street Bank and Trust Company (“State Street Bank”), will provide you with a copy of the Prospectus, without charge. You can request the Prospectus from State Street by writing to the ABA Members Retirement Program, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the American Bar Association Members Retirement Program (the “Program”) at www.abaretirement.com.

CHANGES TO SMALL-CAP EQUITY FUND

As described in the Prospectus, State Street retains various Investment Advisors to advise it with respect to certain of the Funds maintained under the Collective Trust as investment options under the Program. State Street generally may remove an Investment Advisor and may appoint new Investment Advisors upon consultation with the American Bar Retirement Association (“ABRA”), as sponsor of the Program. State Street has determined to make changes to Investment Advisors for the Small-Cap Equity Fund, as described below. The disclosure under the subcaption “Investment Advisors” below is intended to replace the disclosure appearing beneath such subcaption under “Small-Cap Equity Fund” on pages 49-50 of the Prospectus.

Investment Advisors. Since December 1, 2004, the Investment Advisors retained by State Street to provide investment advice and arrange for the execution of purchases and sales of securities for respective portions of the Small-Cap Equity Fund have consisted of Wellington Management Company, LLP (“Wellington Management”), Smith Asset Management Group, L.P. (“Smith Group”) and Capital Guardian Trust Company (“Capital Guardian”).

State Street determines the percentage of the assets in the Fund for which advice is obtained from each Investment Advisor. Until on or about July 1, 2005, unless altered by State Street, the assets of the Small-Cap Equity Fund are expected to be allocated into three portions, each of which is invested with the advice of one of the Investment Advisors: one portion is invested with the advice of Wellington Management; this portion consisted, as of May 31, 2005, of approximately $99 million. Another portion is invested with the advice of Smith Group; this portion consisted, as of May 31, 2005, of approximately $64 million. The third portion, consisting of the portion of the Fund’s assets invested with the advice of Capital Guardian, was valued at approximately $136 million as of May 31, 2005.

Effective on or about July 1, 2005, unless altered by State Street, the assets of the Small-Cap Equity Fund will be allocated into three portions, two of which will be actively managed with the advice of, respectively, Wellington Management and Smith Group. The third portion will consist of the remainder of the Fund’s assets and is expected to be invested to replicate the Russell 2000 Index. At that time, Capital Guardian is expected to cease serving as an Investment Advisor to the Fund.

State Street Bank will serve as Investment Advisor to the indexed portion of the Fund’s assets. The assets of this portion of the Fund will be invested through the State Street Bank and Trust Company Russell 2000 Index Securities Lending Fund, a collective investment fund maintained by State Street Bank.

As of the implementation of the above-described reallocation, State Street expects that approximately 45%, 40% and 15% of the assets of the Fund will initially be allocated to, respectively, Wellington, Smith Group and the indexed portion of the Fund. From and after July 1, 2005, however, unless altered by State Street, net daily contributions and transfers to the Fund and net daily withdrawals from and transfers out of the Fund will be allocated only to the indexed portion of the Fund. The portions of the Fund’s assets invested with the advice of Wellington Management and Smith Group are not expected to receive contributions and transfers to or to be the source of withdrawals from and transfers out of the Fund for the foreseeable future. Over time, the above-described treatment of the Fund’s net daily cash flows may, depending on the respective levels of contributions or transfers to and withdrawals or transfers out of the Fund, alter the respective proportions of the Fund’s assets invested with the advice of Wellington Management, Smith Group and the indexed portion. In addition, dividends, certain expenses, and gains and losses attributable to the activities of each portion of the Fund’s assets will be allocated to that portion, and any differences in relative investment performance of the two actively managed portions or the indexed portion of the Fund’s assets will likely change the proportion of total assets of the Fund comprising each portion. Although State Street reserves the right, in its discretion, to reallocate assets in the Fund among the actively managed portions and /or indexed portion of the Fund to avoid excessive deviation from the targeted initial allocations described above or for other reasons, State Street does not expect to effect any such reallocations for the foreseeable future. Thus, over time, allocations to the respective portions of the Fund’s assets are likely to differ from the targeted initial allocations described above.

Advisor to the Small-Cap Equity Fund since December 2004, Wellington Management traces its roots to 1928 and focuses its resources on managing investments for institutional clients. It employs a broad range of investment approaches that cover the major liquid asset classes and a multitude of currencies. Wellington Management is an independent, private partnership, with ten offices around the world. Its principal place of business is 75 State Street, Boston, Massachusetts 02109. As of December 31, 2004, Wellington Management had approximately $470 billion of client assets under management.

Advisor to the Small-Cap Equity Fund since December 2004, Smith Group, a registered investment adviser founded in 1995, specializes in equity investment management services. The firm manages assets for a diverse list of clients, including foundations, endowments, corporate pensions, public funds, multi-employer plans and high net worth individuals. It seeks attractively valued companies that it believes will generate earnings which exceed investor expectations. Its principal place of business is 200 Crescent Court, Suite 850, Dallas, Texas 75201. As of December 31, 2004, Smith Group had approximately $1.4 billion of assets under management.

Advisor to the Small-Cap Equity Fund from January 1992 to its expected cessation of service on or about June 30, 2005, Capital Guardian, an indirect wholly-owned subsidiary of The Capital Group Companies, Inc., is a California state chartered non-depository trust company incorporated in 1968. Its principal place of business is 333 South Hope Street, Los Angeles, California 90071. Capital Guardian provides investment management, trust and other fiduciary services to corporate and public employee benefit accounts, nonprofit organizations and a number of personal clients. As of December 31, 2004, it had approximately $162.1 billion in assets under its management.

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